Tenaris S.A. 26, Boulevard Royal 4th Floor L-2449 LUXEMBOURG R.C.S. Luxembourg B-85.203

March 31, 2026

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:

Notice of disclosure filed in Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Tenaris S.A. has made disclosures pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2025, which was filed with the U.S. Securities and Exchange Commission on March 31, 2026.

Respectfully submitted,

TENARIS S.A.
s/ Carlos Gómez Álzaga
By
Name: Carlos Gómez Álzaga
Title: Chief Financial Officer